UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                       Oscient Pharmaceuticals Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    68812R303
                                 (CUSIP Number)

                                November 25, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

CUSIP No. 68812R303                   13G                     Page 2 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See instructions)                                         (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,317,877 shares of Common Stock

                    $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,317,877 shares of Common Stock

                    $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,317,877 shares of Common Stock

            $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (See instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 68812R303                   13G                     Page 3 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See instructions)                                         (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,317,877 shares of Common Stock

                    $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,317,877 shares of Common Stock

                    $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,317,877 shares of Common Stock

            $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (See instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 68812R303                   13G                     Page 4 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See instructions)                                         (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,317,877 shares of Common Stock

                    $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,317,877 shares of Common Stock

                    $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,317,877 shares of Common Stock

            $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (See instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 68812R303                   13G                     Page 5 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See instructions)                                         (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,317,877 shares of Common Stock

                    $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,317,877 shares of Common Stock

                    $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,317,877 shares of Common Stock

            $9,238,000 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 8,398,181 shares of Common Stock (See Item 4(a))
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (See instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 68812R303                   13G                     Page 6 of 10 Pages


This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on May 15, 2007 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed on February 16, 2008 (the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock par value $0.10 per share (the "Common Stock") of Oscient Pharmaceuticals Corporation, a Massachusetts corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

       HIGHBRIDGE INTERNATIONAL LLC
       c/o Harmonic Fund Services
       The Cayman Corporate Centre, 4th Floor
       27 Hospital Road
       Grand Cayman, Cayman Islands, British West Indies
       Citizenship:  Cayman Islands, British West Indies

       HIGHBRIDGE CAPITAL MANAGEMENT, LLC
       9 West 57th Street, 27th Floor
       New York, New York  10019
       Citizenship:  State of Delaware

       GLENN DUBIN
       c/o Highbridge Capital Management, LLC
       9 West 57th Street, 27th Floor
       New York, New York 10019
       Citizenship:  United States

       HENRY SWIECA
       c/o Highbridge Capital Management, LLC
       9 West 57th Street, 27th Floor
       New York, New York 10019
       Citizenship:  United States


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

        The Company consummated a tender offer (the "Tender Offer") on November 25, 2008 to exchange each $1,000 principal amount of 3.50% Convertible Senior Notes (the "Existing Notes") that were tendered by the holders for (i) $400 principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 (the "New Notes") and (ii) 100 shares of Common Stock. Highbridge International LLC tendered $23,097,000 principal amount of Existing Notes and received in exchange therefor from the Company $9,238,000 principal amount of New Notes and 2,310,456 shares of Common Stock. The New Notes are convertible into 8,398,181 shares of Common Stock. However, pursuant to an agreement by and between the Company and Highbridge International LLC effective as of the receipt of the New Notes,

CUSIP No. 68812R303                   13G                     Page 7 of 10 Pages


Highbridge International LLC can only convert the New Notes to the extent such conversion would not cause the Reporting Persons to beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the "Blocker"). Therefore, as of the date of this filing, after giving effect to the Blocker (i) Highbridge International LLC beneficially owns 3,947,518 shares of Common Stock, including 2,317,877 shares of Common Stock and 1,629,641 shares of Common Stock issuable upon conversion of the New Notes and (ii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own the 3,947,518 shares of Common Stock, including 2,317,877 shares of Common Stock and 1,629,641 shares of Common Stock issuable upon conversion of the New Notes. In addition to the foregoing, Highbridge International LLC may be deemed to own warrants to purchase 161,917 shares of Common Stock. However, pursuant to the terms of these warrants, the warrants cannot be exercised until such time as its holders would not beneficially own, after such exercise, more than 4.99% of the outstanding shares of Common Stock.

        Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares of Common Stock owned by Highbridge International LLC.


        (b) Percent of class:

        The Company's Quarterly Report for the quarterly period ended September 30, 2008 filed on Form 10-Q on November 10, 2008, indicates there were 14,256,628 shares of Common Stock outstanding as of November 3, 2008. In addition, the Company indicated in a Current Report on Form 8-K filed on November 28, 2008 that it issued an additional 21,310,549 shares of Common Stock in the Tender Offer. Therefore, based on the Company's total outstanding shares of Common Stock and the shares of Common Stock issuable upon the conversion of the New Notes (subject to the Blocker), (i) Highbridge International LLC beneficially owns 9.99% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

        (c)    Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote

                      0

               (ii)   Shared power to vote or to direct the vote

                      See Item 4(a)

               (iii)  Sole power to dispose or to direct the disposition of

CUSIP No. 68812R303                   13G                     Page 8 of 10 Pages


               (iv) Shared power to dispose or to direct the disposition of

                      See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

        As of the date hereof Smithfield Fiduciary LLC no longer beneficially owns any shares of Common Stock of the Company and has ceased to be a Reporting Person with respect to the shares of Common Stock.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of December 2, 2008, by and among Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 68812R303                   13G                     Page 9 of 10 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 2, 2008

HIGHBRIDGE INTERNATIONAL LLC              SMITHFIELD FIDUCIARY LLC

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       Its Trading Manager


By: /s/ John Oliva                        By: /s/ John Oliva
-----------------------------             -----------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC


                                          /s/ Glenn Dubin
                                          -----------------------------
                                          GLENN DUBIN
By: /s/ John Oliva
-----------------------------
Name: John Oliva
Title: Managing Director


/s/ Henry Swieca
-----------------------------
HENRY SWIECA

CUSIP No. 68812R303                   13G                    Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, $0.10 par value, of Oscient Pharmaceuticals Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of December 2, 2008



HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                             By: /s/ John Oliva
                                             ------------------------------
By: /s/ John Oliva                           Name: John Oliva
------------------------------               Title: Managing Director
Name: John Oliva
Title: Managing Director


/s/ Henry Swieca                             /s/ Glenn Dubin
------------------------------               ------------------------------
HENRY SWIECA                                 GLENN DUBIN